FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____    No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Resolutions passed at annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 19, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

This announcement sets out the resolution passed at the AGM convened on 18 June 2009.

Reference is made to the notice of meeting of 2008 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 4 May 2009.

The AGM was held at 9:00 a.m. on 18 June 2009 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China (the “PRC”). As entrusted by Mr. Cao Peixi, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the AGM as the chairman.

As at the record date (i.e. 15 May 2009), there were totally 12,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,929,945,275 shares of the Company, representing 82.37% of the total shares of the Company, were present at the AGM. Holders of 1,037,027,180 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 567,928,880 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

In respect of resolutions numbered 1, 2, 3, 4, 5, 8 and 9, none of the holders of the share of the Company shall abstain from voting on such resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

With respect to resolutions numbered 6 and 7, according to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group, Huaneng International Power Development Corporation and their respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by such resolutions to be considered at the AGM) holding an aggregate of 6,141,786,667 shares of the Company, representing approximately 50.95% of the total issued share capital of the Company as of the record date, shall abstain and has abstained from voting on the resolutions numbered 6 and 7 as tabled at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolutions

1.	The working report from the board of directors of the Company for year 2008 was considered and approved.

9,927,710,155 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,671,120 shares voted against.

2.	The working report from the supervisory committee of the Company for year 2008 was considered and approved.

9,927,694,995 shares, representing 99.98% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,674,320 shares voted against.

3.	The audited financial statements of the Company for year 2008 was considered and approved.

9,701,700,217 shares representing 99.99% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,365,160 shares voted against.

4.	The profit distribution plan of the Company for year 2008 was considered and approved.

9,926,879,115 shares, representing 99.97% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,675,560 shares voted against.

5.	The proposal regarding the appointment of the Company’s auditors for year 2009 was considered and approved.

9,919,579,975 shares, representing 99.92% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 8,148,960 shares voted against.

6.	The proposal regarding the transfer of interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company was considered and approved.

5,410,742,170 shares, representing 99.95% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,671,960 shares voted against.

7.	The proposal regarding the transfer of interest in Huaneng Beijing Co-generation Limited Liability Company was considered and approved.

5,410,946,690 shares, representing 99.95% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 2,849,840 shares voted against.

Special Resolutions

8.	The proposal regarding amendments to the articles of association of the Company was considered and approved.

9,924,310,835 shares, representing 99.96% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 3,909,200 shares voted against.

9.	The proposal regarding the issue of short-term debentures was considered and approved.

8,972,561,557 shares, representing approximately 90.37% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 956,333,838 shares voted against.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
19 June 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By          /s/ Gu Biquan

Name:  Gu Biquan

Title:     Company Secretary

Date:    June 19, 2009